

07006155

SECU[illegible] ISSION
Washington, D.C. 20549

AB 3/26

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49829

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Second Street Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6301 Owensmouth Avenue, Suite 750
(No. and Street)

Woodland Hills (City) California (State) 91367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dave Banerjee (818) 657-0288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., Suite 606, Tarzana CA 91356
(Address) (City) (State) (Zip Code)

PROCESSED
APR 03 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dave Banerjee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Second Street Securities, Inc, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Dave Banerjee

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles

On 2-14-07 (Date) before me, Michelle Cannon Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared Debasish Banerjee (Name(s) of Signer(s))

☐ personally known to me

☑ (or proved to me on the basis of satisfactory evidence)

to be the person~~(s)~~ whose name~~(s)~~ is~~/are~~ subscribed to the within instrument and acknowledged to me that he~~/she/they~~ executed the same in his~~/her/their~~ authorized capacity~~(ies)~~, and that by his~~/her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.



MICHELLE CANNON
Commission # 1658474
Notary Public - California
Los Angeles County
My Comm. Expires Apr 15, 2010

Place Notary Seal Above

WITNESS my hand and official seal.

Michelle Cannon
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report - Form X-17 A-5 Part III

Document Date: ______ Number of Pages: 1

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER



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Signer's Name: ______
☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER



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SECOND STREET SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2006

SECOND STREET SECURITIES, INC.

Table Of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Second Street Securities, Inc.
San Francisco, California

I have audited the accompanying statement of financial condition of Second Street Securities, Inc. as of December 31, 2006 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Second Street Securities, Inc. as of December 31, 2006 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2007

SECOND STREET SECURITIES, INC.

Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$ 6,049,964
Receivables from broker dealers	1,684,799
Office and computer equipment net of accumulated depreciation of $137,027	28,114
Prepaid expense	392,295
Total assets	$ 8,155,172

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Payable to parent	$ 2,454,173
Accounts payable and accrued expenses	141,798
Income taxes payable	1,323,125
Total liabilities	3,919,096
STOCKHOLDER'S EQUITY:	
Common stock, $.50 par value 1,000 shares authorized, issued, and outstanding	500
Additional paid-in-capital	5,255,291
Retained deficit	(1,019,715)
Total stockholder's equity	4,236,076
Total liabilities and stockholder's equity	$ 8,155,172

The accompanying notes are an integral part of these financial statements

SECOND STREET SECURITIES, INC.

Statement of Income
For the year ended December 31, 2006

REVENUES:	
Commissions, net (Note 5)	$ 812,380
Revenue sharing	4,999,229
Interest	354,448
Other income	101,505
Total income	6,267,562
EXPENSES:	
Brokerage fees	556,541
Employee compensation and benefits	614,128
Occupancy	49,708
Professional fees	200,395
Dues and subscriptions	29,579
Other expenses	871,207
Total expenses	2,321,558
NET INCOME BEFORE INCOME TAXES	3,946,004
INCOME TAX EXPENSE (Note 8)	1,628,287
NET INCOME	$ 2,317,717

The accompanying notes are an integral part of these financial statements

SECOND STREET SECURITIES, INC.

Statement of Stockholder's Equity
For the year ended December 31, 2006

	Common Stock		Additional Paid-in-capital	Retained Deficit		Total Stockholder's Equity
Beginning balance January 1, 2006	$	500	$ 5,231,051	$ 5,560,151	$	10,791,702
Capital contributions			24,240			24,240
Dividends paid				(8,897,583)		(8,897,583)
Net income				2,317,717		2,317,717
Ending balance December 31, 2006	$	500	$5,255,291	($1,019,715)		$4,236,076

The accompanying notes are an integral part of these financial statements

SECOND STREET SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,317,717
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	34,690
(Increase) decrease in:	
Receivables from brokers	29,261
Securities owned	10,154,972
Deferred income taxes	57,534
Prepaid expenses	2,453,358
Increase (decrease) in:	
Payable to parent	1,029,297
Accounts payable and accrued expenses	(1,723,645)
Income taxes payable	(918,985)
Total adjustments	11,116,482
Net cash used in operating activities	13,434,199
CASH FLOWS FROM INVESTING ACTIVITIES:	
Disposal of furniture and equipment	6,498
Net cash provided by financing activities	6,498
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	24,240
Dividends paid	(8,897,583)
Net cash used in financing activities	(8,873,343)
Increase in cash	4,567,354
Cash at beginning of year	1,482,610
Cash at end of year	$ 6,049,964

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$0
Income taxes	$95,000

The accompanying notes are an integral part of these financial statements

SECOND STREET SECURITIES, INC.

Notes to Financial Statements
December 31, 2006

Note 1: NATURE OF BUSINESS

Second Street Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealer, Inc. ("NASD"). The Company is a Delaware corporation and is a wholly-owned subsidiary of Advent Software, Inc. (the "Parent"). The Company conducts business on behalf of its customers with clearing brokers. These customers are principally investment advisors, which are located throughout the United States of America.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:

The principal sources of the Company's Income are agency commissions generated from securities transactions executed for its customers to whom the Parent and other vendors provide portfolio management systems and data services on the Company's behalf and a revenue sharing arrangement with a third party. See notes 5 and 6 for additional information regarding revenue recognition.

Commission income and brokerage fees are recorded on the trade basis.

Commission revenues have been shown net of the costs of third party products or services in connection with soft dollar arrangements with clients. Under such arrangements, the Company will apply commissions received from brokerages in the form of payments against third party products or services provided to the client. The Company does not function as the primary obligor relative to the third party products or services under the guidance of Emerging issues Task Force ("EITF") No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

Cash and Cash Equivalents:

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid Investments purchased with original maturities of three months or less.

Securities Owned, at Market:

All securities owned, which consist of government securities with maturities of one year or less, are valued at market and unrealized gains and losses are reflected in revenues.

Office and Computer Equipment:

Office and computer equipment are stated at cost less accumulated depreciation. The Company provides for depreciation on a straight-line basis over estimated use lives as follows:

Asset	Estimated Useful Life
Office and other equipment	5-6 years
Computer hardware and software	3-6 years

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the equipment, are expensed as incurred.

SECOND STREET SECURITIES, INC.

Notes to Financial Statements
December 31, 2006

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payable to Parent:

Payable to Parent represents amounts paid by the Parent on behalf of the Company for normal operating costs and income taxes. Expenses paid to the Parent for operating expenses for the year ended December 31, 2006 were approximately $124,000.

Income Taxes:

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for Income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductibles amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred Income tax assets to the amount expected to be realized. The Company is included in the consolidated federal income tax return filed by the Parent and files a separate state income tax return in New Jersey. Federal income taxes are calculated as if the companies filed on a separate return basis.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Note 3: OFFICE AND COMPUTER EQUIPMENT

Details of office and computer equipment at December 31, 2006 are as follows:

Computer hardware and software	$	165,141
Less: Accumulated depreciation		(137,027)
	$	28,114

Depreciation expense was $34,690 for the year ended December 31, 2006.

SECOND STREET SECURITIES, INC.

Notes to Financial Statements
December 31, 2006

Note 4: RECEIVABLES FROM BROKER-DEALERS AND OFF BALANCE SHEET RISK

The Company introduces customers to clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of the clearance agreements. Full payment is required upon settlement of customer trades. The Company's clearing brokers are exposed to risk of loss in the event that a customer fails to satisfy its obligation. In connection therewith, the company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain related to the Company's customers. The Company monitors the credit standing of the clearing brokers and all counterparties with which if conducts business.

Securities purchased by customers in connection with these transactions are held by the clearing brokers as collateral for the amounts owned. The proceeds of securities sold by customers are held by clearing brokers as collateral for securities owned.

The receivables from the broker-dealers are pursuant to these clearance agreements.

Note 5: COMMISSION REVENUE

The Company classifies commission revenue on a net basis when they engage in soft dollar products and services. Under such arrangements, the Company returns a portion of its commission revenue from its customers in the form of products or services. As a result, revenues and cost of revenues reflect revenue recognition on a net basis from these transactions as the Company is not the primary obligor.

Gross commission earned	$	4,014,815
Less amounts returned to customers for Soft dollars where the Company is not The primary obligor		(3,202,435)
Net commission revenue	$	812,380

Note 6: REVENUE SHARING AGREEMENT

The Company has an agreement with a third party in which the Company shares in commissions and receives payments from, Sungard Institutional Brokerage ("Sungard") based on routing fees paid by customers to Sungard for trade order routing from Advent's order management system through Sungard's STN Network. The Company's share of the revenue generated from this arrangement for the year ending December 31, 2006 was approximately $4,999,229.

Note 7: NET CAPITAL REQUIREMENT

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2006 the Company's net capital of $3,298,702 exceeded the minimum net capital requirement by $3,037,429 and, the Company's ratio of aggregate indebtedness ($3,919,096) to net capital was 1.19 to 1, which is less than the 15:1 ceiling.

Note 8: INCOME TAXES

The provision for income taxes consists of the following for the year ended December 31, 2006:

Current	$ 1,628,287

Note 9: EXEMPTION FROM RULE 15C3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, is therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Note 10: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of issuer of the Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

SECOND STREET SECURITIES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2006

	Focus 12/31/06	Audit 12/31/06	Change
Stockholder's equity, December 31, 2006	$ 4,236,076	$ 4,236,076	$ -
Subtract - Non allowable assets:			-
Accounts receivable	435,569	435,569	-
Fixed assets	28,114	28,114	-
Prepaid expense	392,295	392,295	-
Tentative net capital	3,380,098	3,380,098	-
Haircuts:	(81,396)	(81,396)	-
NET CAPITAL	3,298,702	3,298,702	-
Minimum net capital	261,273	261,273	-
Excess net capital	$ 3,037,429	$ 3,037,429	$ -
Aggregate indebtedness	3,919,096	3,919,096	-
Ratio of aggregate indebtedness to net capital	1.19%	1.19%	

There were no noted differences between the audit and focus
filed at December 31, 2006

The accompanying notes are an integral part of these financial statements

SECOND STREET SECURITIES, INC.

December 31, 2006

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Second Street Securities, Inc.
San Francisco, California

In planning and performing my audit of the financial statements of Second Street Securities, Inc. for the year ended December 31, 2006, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Second Street Securities, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Second Street Securities, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2007

END